UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2022

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date September 16, 2022	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

September 16, 2022

Medellín, Colombia

BANCOLOMBIA S.A. ANNOUNCES THE ESTABLISHMENT OF NEQUI S.A. FINANCIAL COMPANY (COMPAÑÍA DE FINANCIAMIENTO)

Bancolombia S.A. announces the establishment and commercial registration of the corporation (sociedad anónima) Nequi S.A. Financial Company (compañía de financiamiento) (hereinafter "Nequi"), following the authorization received by the Financial Superintendence of Colombia (Superintendencia Financiera de Colombia) disclosed to the market on August 1, 2022.

Nequi is a company domiciled in Colombia whose purpose is to undertake the activities of financial companies. The next step in the process is to certify the fulfillment of all activities required to obtain the authorization certificate or operating permit from the Financial Superintendence of Colombia, upon request, which must be submitted no later than July 2023.

Grupo Bancolombia owns 100% of the equity interest in the capital stock of Nequi, with an initial investment of COP 150,000 million.

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Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta
Corporate VP	Financial VP
Tel.: (571) 4885675	Tel.: (571) 4885934